ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 23, 2020	Kathleen M. Nichols T + 1 617 854 2418 Kathleen.Nichols@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Impact Shares Trust I: File Nos. 333-221764 and 811-23312

Post-Effective Amendment No. 12 to the Registration Statement

Ladies and Gentlemen:

On behalf of Impact Shares Trust I (the “Trust”), and pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), we are filing by electronic submission via EDGAR Post-Effective Amendment No. 12 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 15 under the 1940 Act on Form N-1A (the “Amendment”).

The Amendment is being filed in connection with the Trust’s registration of a new series, Impact Shares Affordable Housing MBS ETF.

The Trust expects to file an amendment pursuant to Rule 485(b) under the 1933 Act on or prior to the effective date of this Amendment in order to include updated information.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (617) 854-2418.

Sincerely,

/s/ Kathleen M. Nichols
Kathleen M. Nichols, Ropes & Gray LLP

cc:	Brian D. McCabe, Ropes & Gray LLP